Cullen/Frost Bankers, Inc.

May 20, 2010

Mr. Justin T. Dobbie

Division of Corporate Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Dobbie:

The purpose of this letter is to respond to your May 6, 2010 letter to Phillip D. Green, Group Executive Vice President and Chief Financial Officer of Cullen/Frost Bankers, Inc. (“Cullen/Frost”) to provide comments on the Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed by Cullen/Frost on February 2, 2010. In order to assist in your review of our responses, we have set forth below in full the comments contained in your letter, together with our responses to those comments.

General

1.	We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Key elements of Cullen/Frost’s mission are to build long term relationships based on safe, sound assets. In support of its mission, Cullen/Frost has long adhered to compensation policies and practices that are designed to support strong risk management. Cullen/Frost pays base salaries to its employees that are competitive and that represent a significant portion of their compensation and, therefore, do not encourage excessive risk taking to increase compensation. Cullen/Frost believes that it generally pays a greater share of total compensation to its employees in base salary than do its competitors. Cash incentive compensation, which represents a small percentage of Cullen/Frost’s total revenue, is awarded to many employees within Cullen/Frost to encourage excellence in delivering value to customers and sustained superior financial performance to shareholders. As Cullen/Frost is dedicated to relationship banking, incentives for business line employees typically emphasize such factors as the level of client contact and success in meeting clients’ overall needs, as well as production volume. Cullen/Frost also notes that its employees as a group, through the 401(k) Stock Purchase Plan for Employees of Cullen/Frost and other holdings, are significant holders of the company’s stock. Cullen/Frost therefore does not believe that its compensation policies and practices encourage taking excessive or unnecessary risk.

Cullen/Frost has also recently reviewed its incentive compensation plans as part of its risk management. On October 22, 2009, the Board of Governors of the Federal Reserve System issued “Proposed Guidance on Sound Incentive Compensation Policies” designed to help protect the safety and soundness of banking organizations by ensuring that incentive compensation arrangements at banking organizations do not encourage employees to take excessive risks. In response to this guidance, William L. Perotti, Group Executive Vice President, Chief Credit Officer and Chief Risk Officer of The Frost National Bank (“Frost Bank”), Cullen/Frost’s bank subsidiary, began a review of Cullen/Frost’s incentive compensation plans. Mr. Perotti regularly reviews all plans identified by human resources officers as potentially creating risk, regardless of magnitude, particularly with respect to executive officers. Mr. Perotti concluded that the incentive practices of Cullen/Frost do not encourage excessive or unnecessary risk taking among Cullen/Frost’s executive officers, which Mr. Perotti reported to the Compensation and Benefits Committee of Cullen/Frost in January 2010.

Based on the structure of Cullen/Frost’s longstanding compensation policies and practices and the review of incentive plans conducted by Mr. Perotti, Cullen/Frost believes that those compensation policies and practices are not reasonably likely to have a material adverse effect on Cullen/Frost. Therefore, executive officers of Cullen/Frost, in consultation with outside counsel, concluded that disclosure under Item 402(s) was not necessary.

Annual Incentive Pay, page 20 of Definitive Proxy Statement on Schedule 14A

2.	It appears that performance targets were established with respect to the bonus plan for the CEO and the bonus plan for the other named executive officers. We note, for example, your disclosure regarding a budgeted net income target and other budgeted goals. If performance targets were used, please tell us what those targets were in 2009 and confirm that you will revise future filings accordingly. In your response, please provide us with proposed revised disclosure using your 2009 compensation information. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Cullen/Frost does not believe that specific quantitative disclosure of performance targets or objectives is material to an understanding of its compensation policy and its operation and application. This is the result of at least three factors. First, the Compensation and Benefits Committee has the discretion to adjust bonus amounts based on criteria other than the specific financial criteria (except with respect to increasing Mr. Evan’s bonus beyond a maximum amount) and, therefore, the bonus determinations are by no means formulaic or driven by the specific targets or objectives. In fact, in these circumstances, providing specific criteria may very well be misleading. Second, we explained on page 22 of the Definitive Proxy Statement on Schedule 14A for the 2010 Annual Meeting of Shareholders (the “Proxy Statement”) that the targets or performance objectives used typically involve a meaningful increase over the prior year’s performance. Third, there is significant qualitative disclosure of the target or objectives in the Proxy Statement. We note that on page 21 of the Proxy Statement, we explained that a bonus pool for the named executive officers (other than Mr. Evans) is generated based on the financial performance of Cullen/Frost versus the budgeted expectations for the year. We also note that, on page 22 of the Proxy Statement, we generally summarized the primary performance criteria considered by the Committee when determining annual incentive compensation for our named executive officers under the Management Bonus Plan, as well as the individual target awards for each named executive officer as a percentage of 2009 base salary. We believe that (i) the fact that establishment of the bonus pool is based on achievement of budgeted expectations and (ii) whether those budgeted expectations were met are what is material to understanding our compensation philosophy and its operation and application. We do not believe that disclosing the actual dollar amount of budgeted expectations and the dollar amount that was actually achieved is material to an understanding of our compensation policy.

Once the determination has been made whether the bonus pool for a particular year will be established, various criteria may be taken into account in determining the amount of individual awards. Cullen/Frost does not use a formula to value individual performance and contributions, and no specific weighting has been assigned to the criteria that may be considered. As described in the Proxy Statement, the primary criteria for determining the amount of annual incentive compensation for our named executive officers (other than Mr. Evans) is financial performance versus budgeted net income of the Company, Frost Bank and/or the assigned regions or areas of an executive’s principal responsibility. As described above, Cullen/Frost does not consider the dollar amount of the budgeted expectations and the amount actually achieved to be material to understanding our compensation philosophy. Because Cullen/Frost’s actual performance fell short of budgeted expectations, as noted on page 22 of the Proxy Statement, the Chief Executive Officer recommended to the Compensation and Benefits Committee that no bonuses be paid for 2009, which the Compensation and Benefits Committee approved. In addition to the foregoing financial criteria, contribution to teamwork and other factors, including consideration of any extenuating circumstances that contribute to individual performance, may be taken into account in determining individual award amounts. These additional criteria are qualitative in nature and do not lend themselves to formulaic application. Because bonuses were not paid to executive officers for 2009 based on financial performance, these qualitative factors were not considered for 2009. However, to the extent the foregoing criteria (or other qualitative criteria) are considered in determining future annual incentive compensation amounts, we will describe these additional criteria in future proxy filings.

Grants of Plan-Based Awards, page 30 of Definitive Proxy Statement on Schedule 14A

3.	Based on the disclosure in your document regarding annual incentive pay, it appears that the Grants of Plan Based Awards table should include threshold, target and maximum estimated future payouts under non-equity incentive plans. Please provide the staff with proposed revised disclosure and confirm that future filings will be revised accordingly. Refer to Item 402(d) of Regulation S-K and Instruction 2 to that item.

We note your comment regarding 2009 non-equity compensation plan awards. As reflected in the 2009 Grants of Plan-Based Awards table, Cullen/Frost did not make any non-equity compensation plan awards in 2009 that are payable based on performance in future years. All annual incentive payments are paid in a single cash payment based on performance in a single year. If awards are granted in the future that are payable in future years, we will include this information in the table in future filings, to the extent it is applicable.

Compensation and Benefits Committee Interlocks and Insider Participation, page 16 of Definitive Proxy Statement on Schedule 14A

4.	We note your disclosure regarding transactions between some of the members of your Compensation and Benefits Committee and one or more of your subsidiaries. Please identify each person who served as a member of the Compensation and Benefits Committee during the last completed fiscal year who had any relationship requiring disclosure under any paragraph of Item 404. In the alternative, please explain why you are not required to identify these members individually. Refer to Item 407(e)(4) of Regulation S-K.

Please see the response to Question 5 below. Any relationships between members of the Compensation and Benefits Committee and Cullen/Frost or its subsidiaries consisted of indebtedness transactions that were not required to be individually disclosed in reliance on Instruction 4.c to Item 404(a); bank deposit, trust or similar services that were not required to be disclosed in reliance on Instruction 7.b of Item 404(a); or other types of financial services provided by Cullen/Frost in the ordinary course of business and on arms’-length terms.

Certain Relationships and Related Transactions, and Director Independence, page 132

Certain Transactions and Relationships, page 38 of Definitive Proxy Statement on Schedule 14A

5.	We note the disclosure regarding certain transactions, including borrowings, between related persons and some of your subsidiaries. We also note your apparent reliance on Instruction 4.c. to Item 404(a) of Regulation S-K. Please note that this instruction applies only to loans to related persons. Thus, to the extent related persons have entered into transactions not covered by the instruction, please provide the disclosure required by Item 404(a).

Any transactions not covered by Instruction 4.c to Item 404(a) and not otherwise required to be disclosed were either exempt from disclosure in reliance on Instruction 7.b or were similar customer transactions entered into in the ordinary course of business on arms’-length terms. On page 38 of the Proxy Statement, Cullen/Frost disclosed that “[s]ome of the Directors and executive officers of Cullen/Frost, and some of these persons’ associates, are current or past customers of one or more of Cullen/Frost’s subsidiaries. Since January 1, 2009, transactions between these persons and such subsidiaries have occurred, including borrowings.” Cullen/Frost relied on Instruction 4.c to Item 404(a) with respect to borrowings by related persons and made the statements required under Instruction 4.c.i–iii. The other customer transactions between related persons and Cullen/Frost’s subsidiaries were either bank deposit, trust and similar services for which disclosure did not need to be provided in reliance on Instruction 7.b of Item 404(a) or other types of financial services provided by Cullen/Frost such as brokerage and insurance services that were provided in the ordinary course of business and on terms and under circumstances that were substantially similar to those prevailing at the time for comparable services provided to persons unrelated to Cullen/Frost.

Exhibits, Financial Statement Schedules, page 133

6.	We note the disclosure in your definitive proxy statement regarding your Management Bonus Plan and Chief Executive Officer bonus plan. Please tell us why you have not filed these plans as exhibits to your Form 10-K. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

There are no written plans, contracts, arrangements or other formal documents for the Management Bonus Plan or the Chief Executive Officer’s bonus plan, and these plans are described on pages 20–23 of the Proxy Statement. Although Cullen/Frost does not believe that a separate written description of these plans would contain any material information beyond what is disclosed in the Proxy Statement, Cullen/Frost will file written descriptions under Exhibit 10 in its next Form 10-Q filing and, if applicable, in future Form 10-K filings.

General

7.	We note that you submitted certain matters to a vote of security holders at your annual meeting on April 29, 2010. Please tell us why you have not filed a current report on Form 8-K under Item 5.07 to disclose the required information regarding the results of the meeting.

Cullen/Frost disclosed the required information in a Current Report on Form 8-K filed on May 10, 2010.

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This is to acknowledge that: (i) Cullen/Frost is responsible for the adequacy and accuracy of the disclosure in this filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Cullen/Frost may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or request any further information, please do not hesitate to call contact me at (210) 220-4310.

Sincerely,

/s/ Stan McCormick
Stan McCormick
Executive Vice President & Corporate Secretary

cc:	Richard W. Evans, Jr.
Chief Executive Officer

Phillip D. Green
Group Executive Vice President and Chief Financial Officer